SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 2)

CAMINUS CORPORATION

(Name of Subject Company)

Caminus Corporation

(Name of Person(s) Filing Statement)

Common Stock,

Par Value $0.01 Per Share

(Title of Class of Securities)

133766 10 5

(CUSIP Number of Class of Securities)

William P. Lyons

President and Chief Executive Officer

Caminus Corporation

825 Third Avenue

New York, New York 10022

Tel: (212) 515-3600

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Anthony T. Iler, Esq.

Irell & Manella LLP

1800 Avenue of the Stars, Suite 900

Los Angeles, California 90067

Tel: (310) 277-1010

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Caminus Corporation, a Delaware corporation, (the “Company”) with the Securities and Exchange Commission on January 29, 2003 and Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on February 7, 2003 (collectively, the “Schedule 14D-9”) relating to an offer by Rapid Resources Inc., a Delaware corporation and wholly owned subsidiary of SunGard Data Systems Inc., a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company. Unless otherwise indicated, all capitalized terms referred to herein shall have the same meaning as set forth in the Schedule 14D-9.

Item 3.    Past Contacts, Transaction, Negotiations and Agreements: Interests of Executive Officers, Directors and Affiliates.

Severance Arrangements with Executive Officers

Item 3 is hereby supplemented by adding the following at the end of the paragraph under the sub-heading “Severance Arrangements with Executive Officers”:

Upon the consummation of the Merger, an aggregate of up to $1,999,500 in severance payments will be payable to executive officers and directors (excluding $1,500,000 that the parties anticipate will not be payable to a certain executive officer because the executive officer is not being terminated in connection with the Merger).

Effect of the Transaction on Stock Option Plans

Item 3 is hereby supplemented by adding the following at the end of the first paragraph under the sub-heading “Effect of the Transaction on Stock Option Plans”:

Upon the consummation of the Merger, the aggregate amount to be received by all holders of Company Options will be up to $5,767,868, and the aggregate amount to be received by directors and executive officers will be up to $3,455,131.

Item 4.    The Solicitation or Recommendation: Background.

Item 4 is hereby amended by replacing the third paragraph under the heading “Background” with the following:

On September 26, 2002, Mr. Conde indicated in a conversation with Mr. Gilson that Parent considered the valuation of the Company to be approximately $7.00 per share. The initial price of $7.00 per share was determined by Parent after a review of the historical public information regarding the Company, in particular the Company’s financial results and financial condition. Parent also made certain assumptions with respect to future revenue growth and cost synergies that could be achieved with the acquisition of the Company. Mr. Gilson responded that it did not appear that Parent in deriving its valuation was factoring appropriately, among other things, expected revenues for 2002 or the number of shares of

Common Stock outstanding. Mr. Gilson indicated that the 2002 expected revenue figure that Parent was using to value the Company was lower than the consensus of publicly available estimates by stock analysts following the Company’s stock. In addition, Mr. Gilson indicated that Parent had not taken into account the Company’s recently announced stock buy-back program and was therefore using an inflated figure regarding the number of shares of Common Stock outstanding.

Subsequently, in a conversation with Mr. Gilson on October 10, 2002, Mr. Conde indicated that Parent had revised its valuation of the Company and considered its revised valuation of the Company to be in the range of $8.50 to $9.00 per share.

Item 4.    The Solicitation or Recommendation: Reasons for the Recommendation of the Board.

Reason #1:    Historical and Recent Trading Activity.

Item 4 is hereby supplemented by adding the following at the end of first reason (“Historical and Recent Trading Activity”):

The Board was aware that premiums in acquisition transactions involving public companies are typically significantly lower than the representative premiums considered.

Reason #3:    Strategic Alternatives.

Item 4 is hereby amended by replacing the third reason (“Strategic Alternatives”) under the heading “Reasons for the Recommendation of the Board” with the following:

3.    Strategic Alternatives.    The Board reviewed trends in the industry in which the Company operates and the strategic alternatives available to the Company, including the Company’s alternative to remain an independent public company, the possibility of its acquisitions of or its acquisition by other companies in its industry or complementary industries, as well as the risks and uncertainties associated with each such alternative. In terms of remaining an independent company, the Board determined that, in light of general economic conditions and current conditions in the energy sector, retaining the ability to attain a Common Stock trading price in excess of the Offer Price was outweighed by the risks associated with achieving the long-term organic growth necessary to do so. With respect to growing the Company through acquisitions of other companies, the Board determined that such strategy would be very difficult given the trading price of the Common Stock and the inability to use such Common Stock as acquisition currency. Finally, in terms of a competing third-party acquisition, the Board considered other potential suitors, in general terms, the strategic fit with any such suitors in light of the market niche in which the Company operates and the likelihood of consummation of any such alternative transaction, and determined that the risks associated with pursuing such alternatives could not be justified in light of the significant premium being paid in the Transaction.

Reason #5:    No Financing Contingency.

Item 4 is hereby amended by replacing the fifth reason (“No Financing Contingency”) under the heading “Reasons for the Recommendation of the Board” with the following:

5.    No Financing Contingency.    The Board considered that neither the Offer nor the Merger is subject to any financing condition. The Board was aware that many acquisition agreements contain financing contingencies that can either substantially delay or prevent the consummation of the acquisition. Given these risks, the Board viewed the absence of such a condition very favorably.

Annex A.    Information Statement.

Annex A of the Schedule 14D-9 is hereby amended by replacing the principal position underneath the name “William P. Lyons” in the column entitled “Name and Principal Position” in the table entitled “Summary Compensation Table” under the heading “Executive Compensation” with the following:

President and Chief Executive Officer

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2003	CAMINUS CORPORATION

	By:	/s/ WILLIAM P. LYONS
Name: William P. Lyons
Title: President and Chief Executive Officer